March 24, 2009
BY HAND AND BY EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

RE:	DigitalGlobe, Inc. Registration Statement on Form S-1 (File No. 333-150235)
Dear Mr. Spirgel:
          On behalf of DigitalGlobe, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on June 25, 2008. Amendment No. 3 to the Registration Statement on Form S-1 was filed with the Commission on March 5, 2009 solely to file exhibits in response to the Commission’s comments to the Company’s confidential treatment request.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 3, 2008 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of

Securities and Exchange Commission
March 24, 2009

the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.
Prospectus Summary, page 1
1.	We note your revised disclosure in response to comment one in our letter dated June 17, 2008. Also provide disclosure addressing the significance of the named customers or categories of customers in terms of the percentage of revenues that such customers represent.

NGA is the only customer that accounted for more than 10% of the Company’s revenue in 2007 and 2008. As required under Item 101(c)(1)(vii) of Regulation S-K, the Company has disclosed this fact on page 32. In addition, the Company has disclosed the percentage of the Company’s revenue attributed to NGA on pages 3 and 9. As permitted by Item 101(c)(1)(vii) of Regulation S-K, the Company has also included the names of other customers that it believes are representative of key growth segments and opportunities within its commercial business. The Company does not believe that the loss of any one of these other customers would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor does the Company believe that inclusion of this list of representative customers is misleading to investors.

On page 1, the Company names a range of location-based application providers and mobile device manufacturers to illustrate the point that inclusion of satellite imagery into the products of these well-known vendors and their products is significant to the Company and the industry because of the resulting increased familiarity with high resolution satellite imagery products and services. On page 3, the Company names customers to illustrate the breadth of the types of commercial uses for the Company’s products and services, as well as the Company’s belief that the named customers will be significant to the growth of its commercial business as a result of the contractual arrangements it has with the named companies. The Company respectfully submits that it disclosed the significance to the Company of the customers in the context in which they are named and that the disclosure adequately addresses the significance of the named customers.

The Company supplementally advises the Staff that Google and Microsoft were among the Company’s top ten commercial customers, and one was the top commercial customer in terms of revenue in 2008, and the companies were the two largest internet portal customers during the period. The Company also

Securities and Exchange Commission
March 24, 2009

supplementally advises the Staff that Nokia, NAVTEQ and Garmin were among the Company’s top 25 commercial customers in terms of revenue in 2008, and were the top mobile, marine and automotive personal navigation device customers, respectively, during the period.
Management’s Discussion and Analysis of Financial Condition . . . , page 30
Overview, page 30
2.	Please provide additional disclosure of the nature of the “ad hoc orders” under the NextView Agreement. For example, explain whether these were tasking orders, image orders or otherwise.

The disclosure on page 31 has been revised to clarify that non-SLA orders placed by NGA are for imagery products and services.

To clarify the nature of such ad hoc orders, the Company also notes that NGA periodically provides the Company with orders for imagery to be collected over extended periods of time. The Company refers to these standing orders as the “Collection Deck” and they represent the bulk of NGA orders. Current events such as the Olympic games or natural disasters such as Hurricane Ike in 2008 create fleeting needs for specific images desired by NGA. These types of NGA orders are outside the Collection Deck collection requirements and are referred to as ad hoc orders.
Revenue, page 31
3.	We note your revised disclosure in response to comment three in our letter dated June 17, 2008. However, we still think additional information about the nature of your DAP program is necessary to allow investors to assess how it could potentially impact your revenue trends. While you mention the DAP program throughout your disclosure, you provide very little information about the current status of the program, the expected type and number of customers, and the anticipated significance of the program in the context of your overall operations.

The disclosure on pages 31 and 55 has been revised in response to the Staff’s Comment. The Company does not expect to recognize any revenue from DAP until the operational commissioning of WorldView-2.

Securities and Exchange Commission
March 24, 2009

Compensation Discussion and Analysis, page 69
Compensation Process, Peer Group Selection and Benchmarking, page 69
4.	We have considered your response to comment 12 in our letter dated June 17, 2008. Your response and disclosure continue to indicate that you benchmark elements of your named executive officers’ compensation to survey data as well as peer group data. If so, you must identify the component companies in the surveys. If you are unable to identify the companies, please disclose this fact and explain why. If you do not benchmark elements of your named executive officers’ compensation to the survey data, then please revise your disclosure regarding benchmarking on pages 69-70 and elsewhere to further clarify how the compensation committee used the survey data and DolmatConnell & Partners’ summary compensation report. Refer to Regulation S-K Item 402(b)(2)(xiv).

The disclosure on pages 67, 68 and 72 has been revised in response to the Staff’s Comment.
Components of Executive Compensation, page 71
Success Sharing Plan, page 72
5.	We note the disclosure provided in response to comment 13 in our letter dated June 17, 2008 regarding the adjustments to net income to arrive at operating earnings under the Success Sharing Plan. Please disclose whether the compensation committee exercised its discretion to adjust operating earnings for extraordinary or unusual gains or losses or other gains or losses not incurred in the ordinary course of business.

The disclosure on page 71 has been revised in response to the Staff’s Comment. The Company supplementally advises the Staff that the compensation committee did not use its discretion to adjust Adjusted EBITDA under the 2008 Success Sharing Plan, and used the measure as defined on page 7.
Certain Relationships and Related Party Transactions, page 82
6.	It appears that you still have not disclosed the total approximate dollar amounts involved in the transactions proposed by the Hitachi data distribution agreement. Please explain to us why you do not believe you are required to disclose this information pursuant to Regulation S-K Item 404(a). We note from your response to comment 19 in our letter dated June 17, 2008 that you are not currently eligible to receive the minimum fees specified in the Hitachi data distribution

Securities and Exchange Commission
March 24, 2009

agreement.	However, it is unclear how that relates to the requirements of Regulation S-K Item 404(a).

The Company is not eligible to receive the minimum fees specified in the Hitachi data distribution agreement because the deadline for meeting one of the milestones upon which the minimum fees are contingent has passed. Accordingly, there are no future commitments for the Company to pay or receive compensation under the data distribution agreement and therefore no additional disclosure is required to comply with Item 404(a) of Regulation S-K.
* * * * *
          Please contact the undersigned at (212) 735-4112 or Courtney A. Dinsmore at (212) 735-3766 should you require further information or have any questions.

Very truly yours, /s/ Richard B. Aftanas Richard B. Aftanas

cc:	J. Alison Alfers
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

John Harrington, Attorney-Adviser
Kathleen Krebs, Special Counsel
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Courtney A. Dinsmore
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY, 10036

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